

Mail Stop 3030

July 31, 2009

Via U.S. Mail and Facsimile to (408) 969-7800

John M. Cobb
Vice President and Chief Financial Officer
Integrated Silicon Solution, Inc.
1940 Zanker Road
San Jose, CA 95112

> **Re: Integrated Silicon Solution, Inc.**
> **Form 10-K for the Fiscal-Year ended September 31, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2009**
> **File No. 000-23084**

Dear Mr. Cobb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended September 30, 2008

Financial Statements, page 43

Note 1. Organization and Significant Accounting Policies, page 51

Valuation of Long-lived Assets and Certain Identifiable Intangibles, page 53

1.   We note that you performed an assessment of your goodwill in the fourth quarter of 2008
       and determined that all of your goodwill was impaired. Please tell us about your
       consideration of paragraphs 8 and 9 of SFAS 144. If you performed an impairment test,
       please tell us about this test and its results. If you did not perform an impairment test,
       please tell us why.

Revenue Recognition and Accounts Receivable Allowances, page 54

2.   We note that because of agreements granting distributors the right to return unsold
       products and price rebates on unsold products you defer recognizing revenue on sales
       made to these distributors until the distributors sell the products to a third party. Please
       revise future filings to summarize the significant terms of your sales arrangements with
       distributors, including the return, price protection and stock rotation rights you grant; the
       situations under which the distributors may exercise those rights; and whether returns or
       price protection credits are capped to a certain percentage of sales price or margins.
       Please also tell us whether any of your arrangements with distributors would allow or
       require you to grant price concessions below the cost of the product.

3.   Please tell us and disclose in future filings your policies for testing and accounting for the
       impairment of the deferred cost of sale amounts related to the inventory still held by
       distributors which may be returned to you or for which you might grant a price
       concession below cost.

4.   Please tell us the amounts of gross deferred revenues and gross deferred costs of sales
       presented in the deferred margin caption of your balance sheets as of September 30, 2008
       and March 31, 2009. In addition, as we note that impairments of the deferred costs and
       credits for changes in selling prices may be reasonably likely to have a material impact
       on your results of operations, liquidity or capital resources, please revise MD&A in
       future filings to include similar disclosure accompanied by a discussion of the impact in
       each reported period. Your discussion could also include a roll-forward of your deferred
       distributor income liability account. Further, please discuss any trends noted over the
       reported periods. Refer to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 81

5.   We note your statement that your "disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to [y]our management." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 11. Executive Compensation, page 83

6.   We note your Compensation Discussion and Analysis disclosure that you have incorporated by reference beginning on page 26 of your proxy statement. We believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2008 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Consistent with the requirements of Item 402(b) of Regulation S-K, please provide a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available at our website. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:

·   appropriate analysis and insight into how the Committee determined specific payouts without using boilerplate disclosure or jargon in this section;
·   appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.
·   replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to "specified financial and business objectives," "individual performance achievements" and "performance goals," please disclose with specificity how you define those terms.

7.	We note your statement on page 26 that "[i]n establishing our overall program for executive compensation, the Compensation Committee works closely with our senior management including our Chief Executive Officer and Executive Chairman." In future filings, please expand your disclosure to describe the specific role of management in setting its own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

8.	With regards to your compensation consultant please clarify who engaged the consultant, the committee, the named executives or the entire board. Also, we note the reference on page 27 that "Set forth on Exhibit A is a list of the companies that were included in the industry data…;" however, the exhibit appears to be missing. In future filings, please identify the surveys you used and their components, including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined. For example, we note you say you were "on the lower end of comparable companies," please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise. See Item 402(b)(2)(xiv) of Regulation S-K.

9.	We note that you refer on page 28 to "performance goals" and "performance metrics;" however, you have not disclosed the specific performance goals and metrics to be obtained in order for your named executive officers to earn their respective bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals and metrics, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

10.	We refer to your disclosure on page 29 of equity compensation awards. In future filings, please include substantive analysis and insight into how your compensation committee made its equity-based compensation determinations with respect to each named executive officer including description of the elements of individual performance and contribution that are taken into account in granting these options. Your future filings also should clarify the reasons for the relative size of the grants among the officers.

Exhibit 31.1 and 31.2

11.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Item 4. Controls and Procedures, page 25

12.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective "to ensure that the information [you] are required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant